February 1, 2012

COPPER NORTH ANNOUNCES
COMMENCEMENT OF FEASIBILITY STUDY UPDATE FOR CARMACKS

Vancouver, British Columbia – Copper North Mining Corp. ("Copper North" or the "Company") (TSX.V: COL) is pleased to announce the commencement of a Feasibility Study update for its 100% owned Carmacks Copper Project ("Carmacks") located in the Yukon, Canada.

The Company has engaged M3 Engineering & Technology ("M3") of Tucson, Arizona, USA to prepare an updated Feasibility Study for the Carmacks Copper Project. M3 is a full service engineering, procurement and construction management firm with significant global experience in the development of copper heap leach projects. M3 previously prepared the NI 43-101 compliant Feasibility Study report for Carmacks which was issued in May 2007.

The new NI 43-101 Feasibility Study report will provide Copper North with an up-to-date development plan, capital and operating cost estimate, and financial analysis for the Carmacks Copper Project. The update will be based on end of second quarter 2012 pricing and the Feasibility Study report is expected to be issued in July 2012. The Feasibility Study update will include engineering and design work associated with the recently proposed project changes (see News Release dated January 3, 2012).

Copper North’s President and CEO, Dr. Sally Eyre stated “the renewed engagement of M3 to prepare the Carmacks Feasibility Study update will ensure continuity and efficiency of work and will enable the Company to move the project forward in a timely manner. With a revised economic analysis, we will be in a position to consider all financing options available in order to advance project development”.

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About Copper North

Copper North is a Canadian mineral exploration and development company. Copper North’s mineral resource assets include the Carmacks Copper Project located in the Yukon, and the high-grade, stratiform-copper Redstone Deposit, located in the Northwest Territories. Copper North trades on the TSX Venture Exchange under the symbol COL. Please visit www.coppernorthmining.com.

On behalf of the Board of Directors:

“Sally L. Eyre”

Dr. Sally L. Eyre
President, CEO and Director

For Further Information:
Peter Oates, Manager, Investor Relations

Tel:        604.638.2505
Email:    info@coppernorthmining.com
Web:    www.coppernorthmining.com

This news release includes certain "forward-looking statements" There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable. Forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that could cause actual results to differ materially from those express or implied in such forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.